                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*


                            OFFSHORE LOGISTICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock ($.01 par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   676255 102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Mr. Graeme P. Denison
                           Caledonia Investments plc
                                  Cayzer House
                              1 Thomas More Street
                                 London E1 9AR
                                44-0171-481-4343
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 19, 1996
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [__].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 11 Pages

                                 SCHEDULE 13D


-----------------------                                  ---------------------
  CUSIP NO. 676255 102                                     PAGE 2 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Caledonia Industrial & Services Limited

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                             [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,628,083*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,628,083*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,628,083*

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                    [_]
      (See Instructions)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See instructions)
14
      CO

------------------------------------------------------------------------------
                     SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

____________________
        * Includes 328,083 shares of Common Stock that the Reporting Person has a right to acquire upon conversion of $7,500,000 of Convertible Subordinated Notes due 2003 (the "Notes") of the Issuer at an assumed conversion price of $22.86 per share.

                                 SCHEDULE 13D


-----------------------                                  ---------------------
  CUSIP NO. 676255 102                                     PAGE 3 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Caledonia Investments plc

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      SOURCE OF FUNDS (See instructions)
 4
      Not Applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                            [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,628,083**
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,628,083*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,628,083*

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                   [_]
      (See Instructions)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------
                     SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

_____________________
        ** Includes 328,083 shares of Common Stock that the Reporting Person has a right to acquire upon conversion of $7,500,000 of Convertible Subordinated Notes due 2003 (the "Notes") of the Issuer at an assumed conversion price of $22.86 per share.

                                 SCHEDULE 13D


-----------------------                                  ---------------------
  CUSIP NO. 676255 102                                     PAGE 4 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Cayzer Trust Company Limited

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      Not Applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                             [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,628,083***
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,628,083*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,628,083*

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]
      (See Instructions)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------
                     SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

_______________________
        ***Includes 328,083 shares of Common Stock that the Reporting Person has a right to acquire upon conversion of $7,500,000 of Convertible Subordinated Notes due 2003 (the "Notes") of the Issuer at an assumed conversion price of $22.86 per share.

                                 SCHEDULE 13D


-----------------------                                  ---------------------
  CUSIP NO. 676255 102                                     PAGE 5 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sterling Industries PLC

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      Not Applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                             [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,628,083****
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,628,083*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,628,083*

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]
      (See Instructions)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------
                     SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

_________________
        ****Includes 328,083 shares of Common Stock that the Reporting Person has a right to acquire upon conversion of $7,500,000 of Convertible Subordinated Notes due 2003 (the "Notes") of the Issuer at an assumed conversion price of $22.86 per share.

                                 SCHEDULE 13D

                                   UNDER THE

                        SECURITIES EXCHANGE ACT OF 1934


ITEM 1.   SECURITY AND ISSUER.

     This Statement relates to the Common Stock ($.01 par value) ("Common Stock") of Offshore Logistics, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 224 Rue De Jean, Lafayette, Louisiana 70508.


ITEM 2.   IDENTITY AND BACKGROUND.

     The persons filing this Statement (the "Reporting Persons"), the persons enumerated in Instruction C of Schedule 13D (the "Additional Persons") and, where applicable, their respective places of organization, directors, executive officers and controlling persons, and the information in respect of such persons, are as follows:

     (a) This Statement is filed by (i) Caledonia Industrial & Services Limited ("CIS") as the direct beneficial owner of the Common Stock; (ii) by virtue of its direct holding of all of the outstanding stock of CIS, by Caledonia Investments plc ("Caledonia"); (iii) by virtue of their respective direct holdings of the securities of Caledonia and their consequent indirect holdings of the stock of CIS, by The Cayzer Trust Company Ltd. ("Cayzer Trust") and Sterling Industries PLC ("Sterling") (collectively, the "Reporting Persons").

     CIS is the registered and direct beneficial holder of approximately 7.7% of the outstanding common stock of the Issuer. Caledonia is the holder of all of the outstanding common stock of CIS. Cayzer Trust holds 27.1% of the outstanding common stock of Caledonia and 44.9% of the outstanding common stock of Sterling. Sterling holds 9.7% of the outstanding common stock of Caledonia. CIS, in turn, holds 27.2% of the outstanding common stock of Sterling.
Together, Cayzer Trust and Sterling may be deemed to control Caledonia and, hence, CIS. Cayzer Trust and Sterling disclaim beneficial ownership of Caledonia or CIS.

     (b) The principal business address of each Reporting Person (other than Sterling) is Cayzer House, 1 Thomas More Street, London, England E1 9AR. The principal business address of Sterling is Sterling House, Crewkerne, Somerset, England TA18 8LL. The addresses of the officers and directors of the Reporting Persons are set forth on Schedule A hereto and incorporated herein by reference.

     CIS is an investment holding company.

     Caledonia is a diversified trading and investment company.

     Cayzer Trust is an investment holding company.

     Sterling is an engineering company.

     (c) Certain additional information about the officers and directors of the Reporting Persons is set forth on Schedule A hereto and incorporated herein by reference.

     (d) During the last five years, neither any Reporting Person nor, to any Reporting Person's knowledge, any of the Additional Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither any Reporting Person nor to any Reporting Persons' knowledge, any of the Additional Persons, were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or laws or finding any violation with respect to such laws.

     (f) Each Reporting Person is a corporation organized under the laws of England. Each of the Additional Persons is a citizen of Great Britain.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     All the Common Stock was acquired by CIS directly from the Issuer on December 19, 1996 in exchange solely for common stock of Bristow Helicopter Group Limited. None of the Common Stock was purchased with cash funds.


ITEM 4.   PURPOSE OF TRANSACTION.

     The purpose of the acquisition of the Common Stock by CIS is to acquire an equity interest in the Issuer for investment purposes. Any Reporting Person may, from time to time, increase, reduce or dispose of its investment in the Issuer, depending on general economic conditions, economic conditions in the markets in which the Issuer operates, the market price of the Common Stock of the Issuer, the availability of funds, borrowing costs, other opportunities available to the Reporting Person, the strategic value of the investment to the Reporting Person and other considerations.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) CIS is the direct beneficial owner of the following shares of Common
Stock:

                                   1,628,083*

     This holding represents 7.7% of the total of 21,080,989, the amount currently outstanding according to records of the Issuer, plus the additional 328,083 shares that would be outstanding following issuance upon conversion of the Notes (as below defined). By virtue of the relationships described in Item 2, the other Reporting Persons may be deemed to share indirect beneficial ownership of the shares of Common Stock owned directly by CIS. Cayzer and Sterling disclaim all such beneficial ownership.

          *Includes 328,083 shares of Common Stock that the Reporting Person has a right to acquire upon conversion of $7,500,000 of Convertible Subordinated Notes due 2003 (the "Notes") of the Issuer at an assumed conversion price of $22.86 per share.


     (b) CIS has the direct power to vote and direct the disposition of the shares of Common Stock owned by it.

     (c) There have been no transactions in shares of common stock by any Reporting Person.

     (d) CIS has the right to receive and the power to direct receipt of dividends from the sale of, shares of Common Stock held by it.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Under a Master Agreement dated December 12, 1996 among the Issuer, CIS, Caledonia and certain other persons (the "Master Agreement") with respect to the Common Stock,

     So long as CIS owns (1) at least 1,000,000 shares of common stock of the Issuer or (2) at least 49% of the total outstanding ordinary shares of Bristow Aviation Holdings Limited, CIS will have the right to nominate two individuals to the board of directors of the Issuer and to replace any such directors so nominated.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 The Master Agreement dated December 12, 1996 is incorporated by reference to Exhibit to a Current Report on Form 8-K filed by Issuer with The Securities and Exchange Commission on January 3, 1997.

     Exhibit 2 Supplemental Letter Agreement dated December 19, 1996 to the Master Agreement.

                                   SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

April 22nd, 1997              CALEDONIA INDUSTRIAL & SERVICES LIMITED


                              By: /s/ G. P. DENISON
                                  _____________________________________________

                              Name: G. P. DENISON
                                    ___________________________________________

                              Title: COMPANY SECRETARY
                                     __________________________________________

April 22nd, 1997              CALEDONIA INVESTMENTS PLC


                              By: /s/ G. P. DENISON
                                  _____________________________________________

                              Name: G. P. DENISON
                                    ___________________________________________

                              Title: COMPANY SECRETARY
                                     __________________________________________


April 22nd, 1997              THE CAYZER TRUST COMPANY LIMITED


                              By: /s/ J. I. MEHRTENS
                                  _____________________________________________

                              Name: J. I. MEHRTENS
                                    ___________________________________________

                              Title: DIRECTOR
                                     __________________________________________


April 22nd, 1997              STERLING INDUSTRIES PLC


                              By: /s/ J. H. CARTWRIGHT
                                  _____________________________________________

                              Name: J. H. CARTWRIGHT
                                    ___________________________________________

                              Title: DIRECTOR
                                     __________________________________________


                                 8 of 11 Pages

                                   SCHEDULE A
                                TO SCHEDULE 13D



(i)  DIRECTORS AND EXECUTIVE OFFICERS OF CALEDONIA INDUSTRIAL & SERVICES LIMITED


(A)  NAME           (B)  RESIDENCE       (C)  PRINCIPAL          (D) CITIZENSHIP
                                              OCCUPATION

P N Buckley          6 Albert Place       Chairman &                   British
                     London, W8 5PD       Chief Executive,
                     England              Caledonia Investments plc

J H Cartwright       Rectory Meadow       Finance Director,            British
                     Hawthorn Place       Caledonia Investments plc
                     Penn,
                     Buckinghamshire
                     HP10 8EH, England

Hon C W Cayzer       Finstock Manor       Executive                    British
                     Finstock             Director,
                     Oxfordshire, OX73DG  Caledonia Investments plc
                     England

G P Denison          16 Highfield Road    Company                      British
                     Hertford             Secretary,
                     Hertfordshire        Caledonia Investments plc
                     SG13 8BH
                     England

Sir David Kinloch    29 Walpole Street    Deputy Chief                 British
                     London, SW3 4QS      Executive,
                     England              Caledonia Investments plc

M G Wyatt            Pippin Park          Deputy                       British
                     Lidgate, Newmarket   Chairman,
                     Suffolk, CB8 9PP     Caledonia Investments plc
                     England


(ii) DIRECTORS AND OFFICERS OF THE CAYZER TRUST COMPANY LIMITED


(A)  NAME         (B)  RESIDENCE          (C)  PRINCIPAL        (D)  CITIZENSHIP
                                               OCCUPATION

G A Adkin         Marsh Farm Cottage          Retired                  British
                  Mapperton, Beaminster
                  Dorset DT8 3NP, England

P N Buckley                                   (see above)

Lord Cayzer       The Grove                   President                British
                  Walsham-le-Willows          Caledonia Investments
                  Suffolk, England            plc

Hon C W Cayzer                                (see above)

(A)  NAME       (B)  RESIDENCE              (C)  PRINCIPAL        D) CITIZENSHIP
                                                OCCUPATION

Sir James         Kinpurnie Castle, Newtyle,     Landowner             British
 Cayzer           Angus, Scotland


The Hon.          Tangley House, Andover         None                  British
Mrs. N. Colvin    Hampshire SP11 OSH,
                  England

J I Mehrtens      51 Oxenden Wood Road,          Company Secretary of  British
                  Chelsfield Park,               The Cayzer Trust
                  Orpington,                     Company Limited
                  Kent BR6 6HP, England

M G Wyatt                                        (see above)


(iii)     DIRECTORS AND EXECUTIVE OFFICERS OF CALEDONIA INVESTMENTS PLC:


(A)  NAME           (B)  RESIDENCE          (C)   PRINCIPAL      (D) CITIZENSHIP
                                                 OCCUPATION

P N Buckley                                 (see above)

J Burnett-Stuart    Ardmeallie House        Retired                    British
                    Huntley,
                    Aberdeenshire,
                    AB54 5RS, Scotland

J H Cartwright                              (see above)

Lord Cayzer                                 (see above)

N K Cayzer          Thriepley House         Chairman,                  British
                    Lundie, Dundee          Oriel Group plc
                    Scotland                145-149 Borough
                                            High Street
                                            London,
                                            SE1 1NP
                                            England

Hon C W                                     (see above)
 Cayzer

G P Denison                                 (see above)

Sir David                                   (see above)
 Kinloch

J R H Loudon        Olantigh                Finance Director,          British
                    Wye                     Blue Circle
                    Ashford                 Industries PLC
                    Kent, England TN25 5EW  84 Eccleston
                                            Square
                                            London,
                                            SW1V 1PX
                                            England

M G Wyatt                                   (see above)

(iv) DIRECTORS AND OFFICERS OF STERLING INDUSTRIES PLC:

(A)  NAME         (B)  RESIDENCE              (C)  PRINCIPAL    (D)  CITIZENSHIP
                                                   OCCUPATION

D Blunn           The Barn, Park Farm,         Finance Director of     British
                  Marston Magna, Somerset      Sterling Industries PLC
                  TA22 8AX, England


P N Buckley                                    (see above)

J H Cartwright                                 (see above)

H W Denman        The Penthouse,               Retired                 British
                  Old Avenue,
                  St. Georges Hill, Weybridge
                  Surrey, KT13 0QB, England

D Diggins         Fairgarden, Unity Lane       Chief Executive of      British
                  Misterton, Crewkerne         Sterling Industries PLC
                  Somerset TA18 5NA,
                  England

Sir David                                      (see above)
 Kinloch

M G Wyatt                                      (see above)